August 4, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Attn: Ms Karen J. Garnett

Re:	TRX, Inc.

Form S-1 Originally Filed May 9, 2005, as amended on June 17, 2005,

June 24, 2005, July 11, 2005 and July 27, 2005.

File No. 333-124741

Ladies and Gentlemen:

On behalf of TRX, Inc., we are responding to the letter dated July 26, 2005 (the “Comment Letter”) from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the “Commission” or the “Staff”). Please note that TRX has also filed today, via EDGAR, Amendment No. 5 to the Form S-1 originally filed by TRX on May 9, 2005 (the “Form S-1”). Five marked copies of Amendment No. 5 to the Form S-1 are provided with this letter to facilitate your review. We appreciate your expedited review of this filing.

Set forth below are the responses to the comments of the Commission provided to us by TRX and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. TRX has amended the Form S-1 in response to the Comment Letter, as well as to update or clarify disclosure where appropriate. Please note that references to “we,” “our,” “us,” “TRX,” and the “Company” refer to TRX, Inc. Please also note that attached hereto as Attachment A is the Company’s “Tandy” letter representation.

Risk Factors, page 8

1.	We note your response to comment 5, which states that you currently have no borrowings outstanding under your credit facility. Disclosure under “Liquidity and Capital Resources,” however, indicates that you had approximately $5.5 million outstanding under the credit facility at March 31, 2005. To the extent you have borrowings outstanding under this facility, please include a risk factor disclosing that your growth may be limited by the restrictions you are subject to under that facility. Alternatively, please confirm that you have repaid all amounts outstanding under the facility.

Response: We advise the Staff that we have clarified the disclosure on page 37 to make it clear that we had no borrowings outstanding under the credit facility at June 30, 2005. Availability under our credit facility is based on the consolidated senior leverage ratio for the last twelve months. As of June 30, 2005, this calculation resulted in availability under the credit facility of $4.6 million. Notwithstanding the fact that we had no borrowings under the credit facility at June 30, 2005, we have added a risk factor on page 14 disclosing that our growth may be limited by the restrictions under our credit facility.

Selected Consolidated Financial Data, page 26

2.	We note that you use Adjusted EBITDA to determine performance-based cash compensation (footnote (1)) and that you believe that non-cash stock compensation does not impact your ability to generate cash flows (footnote (b)). This disclosure appears to be inconsistent with your presentation of Adjusted EBITDA as a performance measure rather than a liquidity measure. Please reconcile this apparent conflict.

Response: Our prior wording was not clear that we believe a key measure of our operating performance is our ability to generate cash flow. We have revised the wording on pages 7 and 28 to state “A key component of our core operating performance is our ability to generate recurring cash flows. We believe that non-cash stock compensation does not impact our ability to generate cash flow and thus is not indicative of our core operating performance.”

3.	We note your response to our previous comment 5. You removed the reference to the credit facility however you state that Adjusted EBITDA is the most comparable financial measure that is readily available to investors to evaluate your compliance with your financial covenants. Please remove this disclosure as well.

Response: We advise the Staff that we have removed the statement on pages 6 and 27 regarding Adjusted EBITDA being the most comparable financial measure to evaluate compliance with financial debt covenants.

4.	We note your response to our previous comment 9. Please revise to clarify whether you currently anticipate incurring restructuring charges in the future other than those already disclosed.

Response: We advise the Staff that we have amended our disclosure on pages 7 and 28 to disclose the remaining restructuring charges as follows: “In future periods, we expect to record only immaterial revisions of estimates and approximately $30,000 per year in accretion charges associated with the discounted lease liability related to the Orangeburg facility lease.

5.

Please revise footnotes (b) and (c) to disclose why you believe it is probable that the financial impact of non-cash stock compensation expense and restructuring charges will become immaterial within a near-term finite period. Please disclose the expected timing and the amounts of those charges.

Response: With respect to stock compensation, we have added disclosure on pages 7 and 28 as follows, “As of December 31, 2004, deferred compensation was $113,000, of which $70,000, $29,000, $13,000, and $1,000 will be amortized to expense during the years ended December 31, 2005, 2006, 2007 and 2008, respectively. Additionally, we do not expect to issue any future stock options with an exercise price below fair value, nor do we expect to replace this non-cash expense with a similar cash expense.”

With respect to restructuring charges, we have added disclosure as follows, “In future periods, we expect to record only immaterial revisions of estimates and approximately $30,000 per year in accretion charges associated with the discounted lease liability related to the Orangeburg facility lease.”

6.	Please refer to question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and revise to include the following disclosures:

•	The economic substance behind management’s decision to use the measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Response: We have added disclosure on pages 6, 7, 27 and 28 to include all disclosures required by FAQ No. 8.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 37

7.	We note that you will convert your convertible notes and accrued interest into common stock immediately prior to closing of this offering. Please revise the disclosure to clarify whether the conditions you have described—offering price at least $11.00 and closing on or before September 30, 2005—will apply to the conversion of both principal and accrued interest or just accrued interest. Also, please describe your obligations under these notes and the source of payments if the conditions are not met. Provide similar clarification throughout the document where you discuss conversion of the notes.

Response: We advise the Staff that we have amended our disclosure on page 39 (with conforming changes throughout the prospectus) to clarify that the two conditions apply to both the conversion of interest and principal due under the convertible notes. We have also added disclosure to clarify that if the two conditions are not met, the terms in place prior to the agreements entered into in July 2005 will be applicable. Our existing disclosure on page 39 indicates that if a cash repayment is required when the notes become due in November 2006, anticipated sources include cash on hand and/or the issuance of debt or equity securities to new or existing investors.

Clients and Partners, page 49

8.	We note that a number of the clients you have listed accounted for less than one percent of total revenues for 2004. Characterizing these companies as your largest clients, however, may suggest that they represent a significant portion of your revenues. For clarity, please remove from the list any clients that represent less than one percent of total revenues, or provide additional narrative disclosure that describes the actual significance of these clients to your business. Also, please clearly state that none of your clients other than Expedia and its affiliates accounted for more than 10% of revenues in 2004.

Response: We advise the Staff that we have revised our disclosure on page 49 to indicate that the alphabetical client list represents our largest clients, each of which generated at least $250,000 of our revenue for the year ended December 31, 2004. We have also further clarified our disclosure to indicate which of the clients listed represented less than 1% of our revenues in 2004. Finally, we have provided additional disclosure to clearly state that none of our clients other than Expedia and its affiliates accounted for more than 10% of our revenues in 2004.

Principal and Selling Stockholders, page 74

9.	Please confirm that you will include the amounts being offered by each of the selling shareholders in the prospectus that you circulate to prospective investors.

Response: We confirm to the Staff that we have included the amounts being offered by each of the selling shareholders in Amendment No. 5 to the Registration Statement on Form S-1 and will include this information in the prospectus that we circulate to prospective investors.

Warrants, page 76

10.	Amendment No. 1 to Form S-1 states that upon completion of the offering you will have outstanding warrants to purchase shares of your common stock representing 2.0% of your shares outstanding after this offering. This amendment states that warrants represent 1% of the shares outstanding after this offering. Please tell us why the warrants to purchase shares of your common stock were reduced by 1.0% of your shares outstanding after this offering.

Response: The difference between 2% and 1% between Amendment No. 1 and Amendment No. 3 was the result of a clerical error. Our discussion on page 76 and elsewhere in the document has been revised to omit disclosure of these warrants, as they expired unexercised on July 24, 2005.

11.	Amendment No. 1 to Form S-1 states that the warrants expire on dates ranging from July 24, 2005 to November 16, 2011. The current amendment states that the warrants expire on July 24, 2005. Please tell us the reason for the change in the expiration dates. Also, if all the warrants expired on July 24, 2005, please tell us how any warrants would be outstanding after that date and why you would be required to repurchase any warrants after that date.

Response: The reason for the change in the expiration date of the Sabre warrant (November 16, 2011) was related to the Warrant Repurchase Agreement entered into on July 8, 2005 with Sabre Investments, Inc., which Agreement provides the terms upon which we will purchase Sabre’s warrant if the closing of this offering occurs on or before September 30, 2005 (thereby potentially contracting the expiration date from November 16, 2011 to the date of the closing of this offering). We have revised the warrant disclosure to clarify that if the closing of this offering does not occur on or before September 30, 2005, the original terms of the Sabre warrant agreement would remain in place. Additionally, we have disclosed the terms of the Sabre warrant in the event the closing date threshold for the purchase is not met. We have also removed all disclosure relating to the American Express Travel Related Services Company, Inc. warrant since that warrant expired on July 24, 2005.

Unaudited Consolidated Financial Statements

Note 1 Accounting and Reporting Policies, page F-26

Unaudited Pro Forma Information, page F-29

12.	Please expand this note, and elsewhere in the filing, to disclose how you will account for the repurchase of the warrants from Sabre and the basis in GAAP for this accounting. Also, disclose any expected effect of this transaction on the results of operations.

Response: We advise the Staff that the warrants were issued to Sabre in conjunction with the issuance of convertible debt to Sabre and were recorded at fair value at the date of issuance as a reduction in the value of the debt (i.e. a debt discount) and an increase to additional paid-in capital. In reaching this conclusion, we considered the guidance set forth in SFAS No. 133 and EITF No. 00-19 and determined that a) the warrants were not derivative instruments (based on the guidance set forth in paragraph 11(a) of SFAS 133 and b) the warrants are classified as equity (based on the guidance set forth in paragraph 8 of EITF No. 00-19.) As the warrants were recorded as additional paid-in capital and the issuance and repurchase of the warrants are not related to any service arrangement with Sabre, the repurchase is treated as a capital transaction and is thus being recorded as a reduction to additional paid-in capital. Accordingly, the repurchase of the warrants has no impact on our results of operations. We have modified the disclosure on pages 23 and F-29 to clarify the accounting for the repurchase of the warrants.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call Jeffrey K. Haidet at (404) 527-4012, Conrad D. Brooks at (404) 527-4972 or Andrew J. Surdykowski at (404) 527-8385.

Sincerely,

/s/ Conrad D. Brooks
Conrad D. Brooks

cc: Norwood H. Davis, III, TRX, Inc.

Attachment 1

TRX, Inc.

6 West Druid Hills Drive

Atlanta, Georgia 30329

August 4, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Attn: Ms Karen J. Garnett

Re:	TRX, Inc.

Form S-1 Originally Filed May 9, 2005, as amended on June 17, 2005,

June 24, 2005, July 11, 2005 and July 27, 2005.

File No. 333-124741

Ladies and Gentlemen:

TRX, Inc. (the “Company”) hereby represents that: should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TRX, Inc.

By:	/s/ Lindsey B. Sykes
Name:	Lindsey B. Sykes
Title:	Chief Financial Officer